Exhibit 99.1

News Release

May 14, 2019

Turquoise Hill announces results of voting for directors

Turquoise Hill Resources today announced that the nominees set forth in its management proxy circular dated March 13, 2019 were elected as directors of Turquoise Hill Resources. The detailed results of the vote for the election of directors held at the annual meeting of shareholders, which took place on May 14, 2019 in Montreal, Quebec, are set out below.

Election of Directors

According to votes received, each of the following seven nominees proposed by management was elected as a director of Turquoise Hill Resources until the next annual meeting of shareholders, or until such person’s successor is elected or appointed, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld

Alan Chirgwin	1,501,650,035	86.33%	237,748,967	13.67%

James W. Gill	1,348,945,867	77.55%	390,453,135	22.45%

R. Peter Gillin	1,334,830,534	76.74%	404,568,468	23.26%

Stephen Jones	1,553,763,247	89.33%	185,635,755	10.67%

Ulf Quellmann	1,706,694,031	98.12%	32,704,971	1.88%

Russel C. Robertson	1,301,917,253	74.85%	437,481,749	25.15%

Maryse Saint-Laurent	1,298,586,450	74.66%	440,812,552	25.34%

Final results on all matters voted on at the annual meeting of shareholders will be filed on SEDAR.

Contact

Investors and Media

Roy McDowall

+1 604-648-3934

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975